ALSTON & BIRD

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Lesley H. Solomon	Direct Dial: 404-881-7364	Email: lesley.solomon@alston.com

June 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	CatchMark Timber Trust, Inc.

Registration Statement on Form S-3 (File No. 333- 218466)

Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CatchMark Timber Trust, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 218466) (the “Registration Statement”) so that it may become effective at 4:00 p.m. Eastern time, on Friday, June 16, 2017, or as soon as practicable thereafter.

Please contact the undersigned at (404) 881-7364 with any questions concerning this request, and please inform the undersigned when this request for acceleration has been granted.

Sincerely,

/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Jerry Barag, CatchMark Timber Trust, Inc.

Rosemarie Thurston, Alston & Bird LLP

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